FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 03, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

MTS ACQUIRES A CONTROLLING STAKE IN UMC

Moscow, Russian Federation – February 28, 2003 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile cellular operator in Russia and Central and Eastern Europe today announces that a shareholders meeting of Ukrainian Mobile Communications (UMC) approved the transfer of a 57.7% stake in UMC to MTS.  Completion of the transfer and MTS’ ownership of this stake is subject to the registration of this transfer with Ukrainian registration authorities.

A UMC general shareholders’ meeting held on Friday, February 28, 2003, approved the transfer of a 57.7% stake in UMC to MTS.  UMC is expected to submit the required documentation to the Ukrainian registration authority next week to register the transfer.  MTS’ ownership of this stake will become effective upon such registration, which it expects will be completed during March 2003.

MTS is acquiring the 57.7% stake in UMC for $194.2 million from KPN (16.3%), Deutsche Telekom (16.3%) and Ukrtelecom (25%).

As announced previously, MTS has also entered into option agreements with TDC and Ukrtelecom to purchase their respective ownership interests in UMC.  If all options are exercised, MTS will own a 100% stake in UMC.

UMC is one of the two leading mobile operators in Ukraine providing services to over 1.7 million subscribers, representing a market share of approximately 46%, according to independent sources.  The company operates under nationwide GSM 900/1800 and NMT 450 licenses.

Completion of the transaction will provide MTS with the opportunity to enter the developing Ukrainian mobile market, increasing MTS’ GSM license footprint to cover approximately 162.4 million people and the number of its subscribers to over nine million.

MTS has learned that the plaintiff who filed a lawsuit against Ukrtelecom seeking to prevent Ukrtelecom’s sale of its stake in UMC has withdrawn its claim.  MTS is not aware of any other lawsuits that have been filed to challenge this transaction.

ING Barings has been the sole financial advisor to MTS on the transaction.

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Mobile TeleSystems OJSC (or “MTS”) – is Russia’s largest cellular operator serving over seven million subscribers. MTS together with its subsidiaries is licensed to provide GSM 900/1800 services in 56 regions of Russia with a total population of 103.1 million or 72% of the nation’s population. Today, MTS’ network operates in 47 regions of Central (including Moscow and Moscow region), Northwestern (including St Petersburg and Leningrad region), Southern, Volga, Urals, Siberia and Far-Eastern federal districts. MTS operates a joint venture in the Republic of Belarus, which has a total population of ten million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com

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Completion of the transaction is subject to a number of conditions, including approval by appropriate governmental authorities in Ukraine. No assurance can be given that the transaction noted above will be completed on the terms and conditions or time period described, or at all, or that other lawsuits seeking to prevent completion of the transaction will be not filed in the future.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements  to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

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For further enquiries contact:

Mobile TeleSystems, Moscow
Investor Relations	tel: +7095 911 6553
Andrey Braginski	e-mail: ir@mts.ru

Press Secretary	tel.: +7095 737 4530
Eva Prokofieva	e-mail: evp@mts.ru

Gavin Anderson & Company, London
Halldor Larusson / Yolande Stratford	tel: +44 (0) 20 7554 1400

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Mikhail Smirnov
	Name:	Mikhail Smirnov
	Title:	President

Date:       March 3, 2003